香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

28th December 2007

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Poll result of the Extraordinary General Meeting

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dw 1/9

The Standard | Friday, December 28, 2007

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.
HK Electric 港燈

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0006)

POLL RESULT OF THE EXTRAORDINARY GENERAL MEETING

The Company is pleased to announce the result of the poll conducted in respect of the Resolution proposed at the Extraordinary General Meeting of the Company held on 27th December, 2007 ("EGM") as follows:

RESOLUTION	FOR		AGAINST	
	Number of Shares	*Percentage*	*Number of Shares*	*Percentage*
To approve the acquisition of 50% of the entire issued share capital of Stanley Power Inc. and associated matters.	574,031,276	99.9947	30,698	0.0053
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				

** The above percentages are rounded to the nearest four decimal places.*

Cheung Kong Infrastructure Holdings Limited ("CKI") and its associates have abstained from voting at the EGM. The total number of shares entitling the holders to attend and vote for or against the Resolution at the EGM is 1,304,511,042 shares. No shareholder was required to vote only against the Resolution at the EGM.

Computershare Hong Kong Investor Services Limited acted as scrutineer for the poll at the EGM.

For and on behalf of
Hongkong Electric Holdings Limited
Lillian Wong
Company Secretary

Hong Kong, 27th December, 2007

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin-ning, Canning (Chairman), Mr. TSO Kai-sum (Group Managing Director), Mrs. CHOW WOO Mo-fong, Susan (also alternate to Mr. FOK Kin-ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing-lam, Mr. LEE Lan-yee, Francis, Mr. LI Tzar-kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi-tin.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI, Mr. George Colin MAGNUS and Mr. YEE Lup-yuen, Ewan.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung-hin.

星島日報 SINGTAO DAILY

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

港燈 HK Electric

(於香港註冊成立的有限公司)

(股份代號：0006)

股東特別大會投票表決結果

本公司欣然宣佈於二零零七年十二月二十七日舉行之股東特別大會(「該股東特別大會」)上提呈之議案的投票表決結果如下：

議案	贊成		反對	
	股數	*百份比*	*股數*	*百份比*
批准收購 Stanley Power Inc.之全部已發行股本之50%及相關事宜。	574,031,276	99.9947	30,698	0.0053
由於贊成票數超過50%，議案通過為普通決議案。				

* *以上百份比以小數點後四個位計算。*

長江基建集團有限公司(「長江基建」)及其聯繫人士已在該股東特別大會放棄投票。股東有權出席該股東特別大會並可在會上就議案投贊成票或反對票的股份總數為1,304,511,042股。沒有股東須就議案抵投反對票。

香港中央證券登記有限公司擔任該股東特別大會投票表決的監票員。

香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零七年十二月二十七日

於本公佈日期，本公司董事為：

執行董事： 霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦為霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生。

非執行董事： 夏佳理先生、麥理思先生及余立仁先生。

獨立非執行董事 顧浩格先生、余頌平先生及黃頌顯先生。

END